Michele H. Abate

Head of Securities Products & Funds Law

Brighthouse Life Insurance Company of NY

Office Number: (980) 949-5089

Mobile Number: (617) 947-6154

September 20, 2022

VIA CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Investment Management

Re:	Brighthouse Life Insurance Company of NY

File No. 333-265199 Brighthouse Shield® Level Select 6-Year Annuity

Post-Effective Amendment No.1 on Form S-3 to Form S-1

Commissioners:

On behalf of Brighthouse Life Insurance Company of NY (“BLNY”), we are electronically filing this Correspondence in connection with above-referenced August 17, 2022 post-effective amendment filing.

We represent that the materiality of the changes from the currently-effective registration statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.

The sole reason for the post-effective amendment filing is to facilitate our transition to Form S-1 from Form S-3, and, our ultimate reliance on Rule 12h-7 under the Securities Exchange Act of 1934, exempting us from periodic and current reporting thereunder. Neither the disclosure related to the Shield® Level Select 6-Year Annuity nor any other information contained in the registration statement has materially changed.

If you have any questions or require any additional information, please contact the undersigned at 980-949-5089. You may also contact Dodie Kent with Eversheds Sutherland (US) LLP at 212-389-5080.

Sincerely,

Brighthouse Life Insurance Company of NY

/s/ Michele H. Abate
Michele H. Abate

cc:	Dodie Kent

Eversheds Sutherland (US) LLP